UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Atento S.A.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

L0427L204

(CUSIP Number)

Mark Anthony Marlowe (Anthony Marlowe)

MCI Capital, LC

Iowa City Capital Partners, LC

1460 S Treasure Dr.

North Bay Village

Florida 33141

(319) 541-9694

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0427L204	13D	Page 2 of 9

1.	NAME OF REPORTING PERSON Anthony Marlowe, LC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 839,390
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 839,390
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 839,390
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.32% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	The calculation of the percentage of outstanding shares beneficially owned is based on 15,451,667 shares outstanding as of November 30, 2022, as reported by the Issuer in its Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on December 6, 2022, and 320,000 shares potentially issuable upon exercise of certain warrants held by Anthony Marlowe, LC, which have been added to the shares outstanding for such purpose in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

CUSIP No. L0427L204	13D	Page 3 of 9

1.	NAME OF REPORTING PERSON Iowa City Capital Partners, LC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 839,390
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 839,390
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 839,390
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.32% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	The calculation of the percentage of outstanding shares beneficially owned is based on 15,451,667 shares outstanding as of November 30, 2022, as reported by the Issuer in its Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on December 6, 2022, and 320,000 shares potentially issuable upon exercise of certain warrants held by Anthony Marlowe, LC, which have been added to the shares outstanding for such purpose in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

CUSIP No. L0427L204	13D	Page 4 of 9

1.	NAME OF REPORTING PERSON Mark Anthony Marlowe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 839,390
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 839,390
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 839,390
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.32% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	The calculation of the percentage of outstanding shares beneficially owned is based on 15,451,667 shares of outstanding as of November 30, 2022, as reported by the Issuer in its Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on December 6, 2022, and 320,000 shares potentially issuable upon exercise of certain warrants held by Anthony Marlowe, LC, which have been added to the shares outstanding for such purpose in accordance with Rule 13d-3(d)(1)(i) under the Securities Act of 1934, as amended.

CUSIP No. L0427L204	13D	Page 5 of 9

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to ordinary shares, no par value per share (the “Ordinary Shares”), of Atento S.A., a public limited company (societe anonyme) incorporated under the laws of Luxembourg (the “Issuer”), with principal executive offices located at 1, rue Hildegard Von Bingen, L-1282, Grand Duchy of Luxembourg.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of the following persons: (i) Anthony Marlowe, LC, an Iowa limited liability company (“AM”); (ii) Iowa City Capital Partners, LC, an Iowa limited liability company (“Iowa City Capital Partners”); and (iii) Mark Anthony Marlowe, a citizen of the United States of America (collectively, the “Reporting Persons”).

The address of the principal business offices of the Reporting Persons is 1460 S Treasure Dr., North Bay Village, Florida 33141.

AM is a wholly-owned subsidiary of Iowa City Capital Partners. The sole member of Iowa City Capital Partners is Mr. Marlowe. Mr. Marlowe’s present principal occupation or employment is serving as the sole member, President and Chief Executive Officer of Iowa City Capital Partners, the President and Chief Executive Officer of MCI, LC, an Iowa limited liability company (“MCI”), and the sole manager, President and Chief Executive Officer of MCI Capital, LC, an Iowa limited liability company (“MCI Capital”). There are no other directors, managers or officers of the Reporting Persons. MCI is a holding company for multiple operating companies that provide a diverse set of tech-enabled business process outsourcing (BPO) and customer experience (CX) technology services, including call/contact center services. Iowa City Capital Partners is primarily engaged in serving as sole manager of and owning a majority of the membership interests in MCI. MCI Capital and AM are each primarily engaged in holding investments in other companies.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 10, 2023, following the expiration of the cash tender offer for Ordinary Shares by MCI Capital, which is more fully described in Item 4 below (the “Tender Offer”), MCI Capital accepted for payment an aggregate of 519,390 Ordinary Shares at the tender offer price of $5.00 per share, or a total of $2,596,950.00. The source of funds for the acquisition of such Ordinary Shares was the general working capital of MCI Capital’s sole member, MCI.

On February 17, 2023, AM agreed to acquire, and on March 15, 2023, received delivery of, $1,600,000 aggregate principal amount of receivable backed notes due 2025 (the “Notes”) of Atento Luxco 1 S.A., a subsidiary of the Issuer, for an aggregate price of $1,500,000, after original issue discount. The trade date for such transaction was March 10, 2023; settlement was completed on March 15, 2023. In connection with AM’s acquisition of such Notes, AM also received certain subscription warrants (the “Warrants”) to acquire up to an aggregate of 320,000 Ordinary Shares. The source of funds for the acquisition of the Notes was the general working capital of AM’s sole member, Iowa City Capital Partners.

Item 4. Purpose of Transaction.

On November 18, 2022, MCI Capital commenced the Tender Offer to purchase up to 1,525,000 Ordinary Shares of the Issuer, at $5.00 per share, net to the seller in cash, without interest and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated November 18, 2022.

CUSIP No. L0427L204	13D	Page 6 of 9

On January 10, 2023, MCI Capital accepted for payment pursuant to the Tender Offer an aggregate of 519,390 Ordinary Shares, representing approximately 3.36% of the Issuer’s outstanding shares.

Such Ordinary Shares were acquired pursuant to the Tender Offer in order to obtain an ownership position in the Issuer and with a belief in the Issuer’s long-term value.

As of March 12, 2023, such Ordinary Shares were distributed by MCI Capital to MCI and by MCI to Iowa City Capital Partners, and contributed by Iowa City Capital Partners to AM.

In connection with AM’s acquisition of the Notes of Atento Luxco 1 S.A., AM also received an aggregate of 320,000 subscription Warrants, entitling the holder, subject to certain terms and conditions, to purchase up to 320,000 Ordinary Shares at an exercise price of $3.78 per share, exercisable until on or about February 13, 2026. Such Notes were acquired for investment. AM may or may not choose to exercise some or all of the Warrants prior to their expiration.

No Reporting Person has any present plans or proposals as of the date of this filing which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or as could occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the shares, conditions in the securities and capital markets, other investment or business opportunities available to the Reporting Persons, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including, without limitation, operational, financial, corporate governance, board composition, management, capitalization, strategic direction and share performance matters, potential business combinations, acquisitions or dispositions or other transactions involving the Issuer or any of its businesses, making recommendations or proposals to the Issuer concerning such matters, purchasing additional shares, selling some or all of their shares, purchasing or selling any other securities of the Issuer, engaging in any hedging or similar transaction with respect to any of the foregoing, in the open market, private transactions or otherwise, including, without limitation, swaps and other derivative instruments, and/or changing their intention with respect to any or all matters referred to in this Item 4. The Reporting Persons may also take steps to explore or prepare for various plans and actions, or propose transactions or initiatives, before forming an intention to engage in such plans or actions or to proceed with such transactions or initiatives.

Item 5. Interest in Securities of the Issuer.

(a) As of March 20, 2023, each of AM, Iowa City Capital Partners and Mr. Marlowe may be deemed to beneficially own, in the aggregate, 839,390 Ordinary Shares, representing approximately 5.32% of the Issuer’s outstanding shares, in each case based on 15,451,667 shares outstanding as of November 30, 2022, as reported by the Issuer in its Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on December 6, 2022, and 320,000 shares potentially issuable upon exercise of the Warrants held by AM, which have been added to the shares outstanding for such purpose in accordance with Rule 13d-3(d)(i)(1).

(b) AM, Iowa City Capital Partners and Mr. Marlowe may be deemed to have shared voting and shared dispositive power with regard to 839,390 Ordinary Shares.

(c) Except as set forth in Item 3, the Reporting Persons have not engaged in any transactions in the Issuer’s Ordinary Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. L0427L204	13D	Page 7 of 9

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with AM’s acquisition of the Notes of Atento Luxco 1 S.A., AM, and other parties which purchased such Notes and received Warrants, entered into or became subject to certain agreements and instruments including, among other things, a Note Purchase Agreement dated 15 February 2023, and a Warrant Instrument dated 17 February 2023, copies of which have been filed as exhibits 99.1 and 99.4, respectively, to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on February 23, 2023 and are incorporated by reference herein. There are no other present contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement of the Reporting Persons

99.2	Purchase Agreement dated 15 February 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on February 23, 2023)

99.3	Warrant Instrument dated 17 February 2023 (incorporated by reference to Exhibit 99.4 to the Issuer’s Current Report on Form 6-K filed on February 23, 2023).

CUSIP No. L0427L204	13D	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2023

ANTHONY MARLOWE, LC

By:	/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe
Title: President and Chief Executive Officer

IOWA CITY CAPITAL PARTNERS, LC

By:	/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe
Title: President and Chief Executive Officer

/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe

CUSIP No. L0427L204	13D	Page 9 of 9

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares, no par value per share, of Atento S.A. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 20th day of March, 2023.

Anthony Marlowe, LC

By:	/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe
Title: President and Chief Executive Officer

IOWA CITY CAPITAL PARTNERS, LC

By:	/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe
Title: President and Chief Executive Officer

/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe